Exhibit 99.1
MATERIAL CHANGE REPORT
51-102F3

Item 1	Name and Address of Company Rubicon Minerals Corporation (the “Company”) 44 Victoria Avenue, Suite 400 Toronto, Ontario M5C 1Y2
Item 2	Date of Material Change November 3, 2015
Item 3	News Release A News Release disclosing the material change was issued through Marketwired on November 3, 2015 and is attached as Schedule “A” to this report.
Item 4
Summary of Material Change
On November 3, 2015, the Company announced that it is moving to suspend underground activities at the Phoenix Gold Project (the “Project”) while it enhances its geological model of the F2 Gold Deposit and develops a project implementation plan.

Item 5	Full Description of Material Change Please see Schedule “A” for a copy of the News Release issued that sets out the full description of the material change.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer The following senior officer of the Company is knowledgeable about the material changes and this report: Michael Winship Interim President and Chief Executive Officer 416.238.4595
Item 9	Date of Report November 3, 2015

SCHEDULE “A”

News Release

November 3, 2015

Underground Activities Temporarily Suspended at the Phoenix Gold Project;
Rubicon to Enhance its Geological Model and Develop an Implementation Plan

TORONTO, Ontario – Rubicon Minerals Corporation (TSX: RMX | NYSE-MKT: RBY) (“Rubicon” or the “Company”) today announced it is moving to suspend underground activities at the Phoenix Gold Project (the “Project”) while it enhances its geological model of the F2 Gold Deposit and develops a project implementation plan.

“We believe in the potential of the Phoenix Gold Project,” said Michael Winship, interim President and Chief Executive Officer of Rubicon. “We have high-grade gold mineralization with extensive infrastructure, in one of the top producing gold camps in the world. Similar to other high-grade, narrow-vein, underground gold deposits, the geology can be quite challenging and requires additional analysis to be fully understood. During the trial stoping period, we have discovered that the F2 Gold Deposit is much more geologically complex compared to our understanding of it from historical drilling.”

“Our job is to maximize value for our shareholders. After conducting an initial assessment of the Project following my appointment as interim CEO, we believe that we need to better define the value of the deposit with further work. Therefore, we have decided to temporarily suspend underground activities, further enhance our geological model, and create a project implementation plan with the goal of providing a better path towards profitability. We are focused on building both the right plan and the right leadership team to accomplish this goal.”

Project Update Highlights:

•	The Company is moving to temporarily suspend underground activities at the Project. The gold mineralization is more geologically complex compared to historical drilling data;

•
Rubicon will work with SRK Consulting (Canada) Inc. (“SRK”)  and a team of qualified advisors to enhance the geological model, develop a new mineral resource estimate, and produce the Phoenix Project Implementation Plan (“PPIP”);

•
The first trial stope result reconciled well with the 2012 SRK in-situ mineral resource block model estimate (“2012 SRK Model”). The average milled grade of the first trial stope was 5.03 grams per tonne of gold (“g/t Au”)  and is approximately 4% higher compared to the 4.85 g/t Au in the 2012 SRK Model;

•	Since the start of commissioning in May 2015, Rubicon has produced 3,704 ounces of gold (and sold 2,498 ounces of gold);

•
On October 30, 2015, the Ministry of Environment and Climate Change (“MOECC”) gave Rubicon permission to restart mill operations. The Company has been successful in reducing ammonia levels, discharging treated effluent to the environment, and upgrading its tailings management facility (“TMF”). The mill operations resumed on October 31, 2015;

•	Currently, the Company has a stockpile of approximately 11,000 tonnes of mineralized material at an estimated gold grade of approximately 4.0 g/t Au, which Rubicon expects to process in November;

•
Rubicon is carefully managing its working capital balance of C$23 million as of October 31, 2015 and believes this is sufficient to carry the Company through the PPIP period, which is expected to be completed in second quarter 2016;

•
Rubicon has initiated a cost cutting plan. Associated with the suspension of underground activities is the temporary layoff of approximately 200 employees and 110 contractors, representing 87% of Company employment.

Complexity in the Geological Interpretation of the F2 Gold Deposit

Trial stoping has revealed the complexity of the F2 Gold Deposit. Gold mineralization at the F2 Gold Deposit is primarily hosted within and along the boundaries of two rock types: high-titanium basalts (“HiTi basalts”) and felsic intrusive rocks. The majority of the gold distribution is contained within the HiTi basalts, with gold grades that are spatially highly variable and associated with visible, nuggety gold. Applying data from core drilling, underground chip samples, and an appreciation of the lithologies that host gold at the F2 Gold Deposit, the Company is further refining its interpretation of the geological framework which hosts the F2 Gold Deposit.

Although the mill results from the first trial stope reconciled well with the 2012 SRK Model (see discussion below), subsequent trial stopes have highlighted the local variability in the continuity of the HiTi basalt unit. For example, Figure 1 shows the planned stope shape of the 489 Stope (located between the 244- and 305-metre levels), which was expected to be rectangular in nature. Figures 2 to 6 show the actual mapped geology of the levels and sublevels within the stope, which demonstrate that the spatial variability of the rock types and mineralization were much greater than expected. The Company believes that with additional analysis, it can further enhance its three-dimensional geological interpretation of the F2 Gold Deposit, which will contribute to the optimization of planned tonnes and gold grades in the future. Rubicon will continue to work with SRK and other consultants to enhance its three-dimensional geological/mineral resource modelling and to develop its PPIP, with a goal to provide a better path towards profitability. The PPIP is a detailed engineering and economic framework that includes the new mineral resource estimate, conceptual mine planning, underground infrastructure, geotechnical analysis, maintenance, processing, safety and environmental management, sustainability planning, human resources, cost estimation, economic analysis, and risk assessment. The Company anticipates this process to be completed in second quarter of 2016.

Trial Stoping Period to the end of September 30, 2015

Rubicon commenced the trial stoping period in July 2015 following the successful completion of mill commissioning. During the trial stoping period to the end of September 30, 2015, which included the drawdown of the first trial stope and lower-grade stope development material, the Company processed 20,718 tonnes of mineralized material, grading at 4.29 g/t Au. Rubicon achieved an average mill recovery of 92.6% and produced 2,647 ounces of gold. Average mill throughput rates for the period were primarily affected by the fall of ground on the 183-metre level, delays in underground construction, and the late delivery of mining equipment. Average grades for the period were lower than expectations due to low-grade stockpile processed in September and higher than expected internal dilution from the first trial stope. Table 3 summarizes the results from the trial stoping period to the end of September 30, 2015.

Table 3: Trial Stoping Period to the end of September 30, 2015

	Trial Stoping Period(a)
Operating Metrics	July	Aug	Sep	Total
Mineralized material milled (tonnes)	5,940	8,460	6,318	20,718
Waste (tonnes)	13,326	9,339	16,475	39,140
Average daily throughput (tonnes per day)	192	273	211	225
Grade to the mill (g/t Au)	3.34	5.26	3.89	4.29
Average mill recovery (%)	94.4	92.9	90.6	92.6
Gold produced (ounces)	602	1,329	716	2,647
(a)	Includes results from first trial stope

First Trial Stope Reconciliation

SRK was engaged to complete a third-party reconciliation of Rubicon’s first trial stope. The Company completed the drawdown and processing of material from its first trial stope at the 305-metre level in September 2015. The mill results from the first trial stope reconciled well with the 2012 SRK Model with respect to grade. The mill reconciliation reported 15,584 tonnes of mineralized material with a mill head grade of 5.03 g/t Au.  The comparable 2012 SRK Model was 17,190 tonnes of mineralized material with a grade of 4.85 g/t Au. A summary of the trial stope mill results compared to the 2012 SRK Model is outlined in Table 1.

Table 1: First Trial Stope Mill results Compared to the 2012 SRK Model

	2012 SRK Model	Mill Reconciliation	Variance (Δ)	Variance (%)
Mineralized material tonnes (t)	17,190	15,584	-1,606	-9%
Gold grade (g/t Au)	4.85	5.03	+0.18	+4%

Rubicon believes that there are opportunities to optimize the stope design and stoping method of future stopes. Figures 7 displays the grade distribution of the 2012 SRK Model. SRK calculated internal dilution of 66.5% (tonnage less than 5.0 g/t Au cut-off grade) and external dilution of 2.4% in the first trial stope. The results of the first trial stope reconciliation provide important information that will allow the Company to further enhance its geological interpretation of the F2 Gold Deposit.

Underground Activities

The Company has completed the following underground initiatives:

•	The fall of ground at the 183-metre level has been fully remediated;

•	The 305-metre level haulage upgrades, including the installation of a car dump at the shaft station, have been completed. The Company has received all the mobile and rail equipment on site;

•	Ramp connection between the 244- and 305-metre levels is complete;

•	Construction of the rock breaker and grizzly at the 305-metre level has been complete;

•
Rubicon has stockpiled approximately 11,000 tonnes of mineralized material, at a grade of approximately 4.0 g/t Au (based on sampling). The Company will process all the stockpiled mineralized material once mill operations resume; and

•	The Company has eleven test stopes (both full and small) in various stages of development and drawdown.

The Company is in the process of suspending all underground activities, including development, trial stoping, and infrastructure construction.

Mill Operations Resumes

The MOECC has given permission to Rubicon to recommence its mill operations on October 30, 2015. Mill operations resumed on October 31, 2015. The Company has made good progress with respect to the TMF construction and water treatment. Since the September 30, 2015, Rubicon has discharged more than 59,000 m3. Based on inputs from Rubicon’s engineering consultants, the MOECC has confirmed a revised target discharge of 61,000 m3, which is significantly lower than the 140,000 m3 outlined in the initial order. Construction of the TMF upgrades is on track to be completed in mid-November.

Balance Sheet and Guidance

Working capital at October 31, 2015 was approximately C$23 million. Rubicon has initiated company-wide cost cutting measures to protect the balance sheet. Rubicon estimates a monthly burn rate of roughly C$2.6 million through to the second quarter of 2016, when the Company anticipates completing its geological review and the PPIP.  At that time, the Company anticipates it will require additional capital to implement the PPIP. Nearing the completion of the PPIP, the Company will be evaluating financing alternatives. The Company will provide an updated guidance on potential commercial production timelines at the conclusion of the PPIP. The Company is in constructive discussions with its lenders to ensure Rubicon remains in compliance with its obligations under its agreements.

Conference Call Details

The Company's senior management team will host a conference call today, Tuesday, November 3, 2015 at 9:00 am ET (6:00am PT) to discuss the Project update news release. Participants in Canada and the United States may join the conference call by dialing toll free +1 (800) 319-4610 or +1 (416) 915-3239 for calls outside Canada and the United States or via webcast on the Company's website at www.rubiconminerals.com.

A recorded playback of the conference call can be accessed after the event by dialing +1 (855) 669-9658 or +1 (604) 674-8052 for calls outside Canada and the United States. The pass code for the conference call playback is 7856#. The archived audio webcast will also be available on the Company's website at www.rubiconminerals.com.

RUBICON MINERALS CORPORATION
“Michael Winship”
Interim President and Chief Executive Officer

Cautionary Statement regarding Forward-Looking Statements and other Cautionary Notes

Forward-Looking Statements

This news release contains statements that constitute “forward-looking statements” and “forward looking information” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation. Forward-looking statements include, but are not limited to statements regarding the expected processing schedule of the mill, the sufficiency of the Company’s working capital to carry the Company through the PPIP period, the expected completion time of the PPIP, the anticipated benefits of additional analysis in respect of its interpretation of the F2 Gold Deposit, the opportunities to optimize the stope design and stoping method of future stopes of the F2 Deposit and the requirement for additional capital to implement the PPIP.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and represent management’s best judgment based on facts and assumptions that management considers reasonable. The material assumptions upon which such forward-looking statements are based include, among others, that: the demand for gold and base metal deposits will develop as anticipated; the price of gold will remain at levels that will render the Phoenix Gold Project economic; operating and capital plans will not be disrupted by operational issues, power supply, labour disturbances, or adverse weather conditions; Rubicon will meet its estimated timeline for the development of the Phoenix Gold Project; Rubicon will continue to have the ability to attract and retain skilled staff; the mineral resource estimate as disclosed in the Preliminary Economic Assessment with an effective date of June 25, 2013 and with an issue date of February 28, 2014 (the “PEA”) will be realized; and there are no material unanticipated variations in the cost of energy or supplies, or in the pre-production capital and operating cost estimate as disclosed in the PEA.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rubicon to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: possible variations in mineralization, grade or recovery or throughput rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; changes in project parameters as plans continue to be refined; failure of equipment or processes to operate as anticipated; accidents and other risks of the mining industry; delays and other risks related to construction activities and operations; timing and receipt of regulatory approvals of operations; the ability of Rubicon and other relevant parties to satisfy regulatory requirements; the availability of financing for proposed transactions, programs and working capital requirements on reasonable terms; the ability of third-party service providers to deliver services on reasonable terms and in a timely manner; market conditions and general business, economic, competitive, political and social conditions.

The PEA is preliminary in nature as it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The quantity and grade of reported inferred resources referred to in the PEA are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource category.

It is important to note that the information provided in this news release is preliminary in nature. There is no certainty that a potential mine will be realized. A mine production decision that is not based on a feasibility study demonstrating economic and technical viability does not provide adequate disclosure of the increased uncertainty and specific risks of failure associated with such a production decision.

Forward-looking statements contained herein are made as of the date of this release and Rubicon disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Readers Regarding Estimates of Indicated and Inferred Resources

This news release uses the terms “measured” and “indicated” mineral resources and “inferred” mineral resources. The Company advises U.S. investors that while these terms are recognized and required by Canadian securities administrators, they are not recognized by the SEC. The estimation of “measured”, “indicated” and “inferred” mineral resources involves greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. The estimation of “inferred” resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources. It cannot be assumed that all or any part of a “measured”, “indicated” or “inferred” mineral resource will ever be upgraded to a higher category.

Under Canadian rules, estimates of “inferred mineral resources” may not form the basis of feasibility studies, pre-feasibility studies or other economic studies, except in prescribed cases, such as in a preliminary economic assessment under certain circumstances. The SEC normally only permits issuers to report mineralization that does not constitute “reserves” as in-place tonnage and grade without reference to unit measures. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that any part or all of a “measured”, “indicated” or “inferred” mineral resource exists or is economically or legally mineable. Information concerning descriptions of mineralization and resources contained herein may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

Mineral Resources

Mineral resources that are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. The quantity and grade of reported inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category. The inclusion of inferred mineral resources are considered too speculative geologically to have the economic considerations applied to enable them to be categorized as mineral reserves. The mineral resources in this press release were reported using CIM Standards.

Qualified Persons

The content of this news release has been read and approved by Bill Shand, P.Eng., Vice President, Operations and Howard Bird, B.Sc. (Hons.), P. Geo., Vice President, Exploration. Both are Qualified Persons as defined by NI 43-101.

Figure 1: Planned Stope Shape of 489 Stope – Long section looking south east

Figure 2: Plan View Section of 489 Stope – 244-metre level

Rock Types
HiTi basalt
(majority of the gold distribution)
Felsic instrusive
Ultramafic units
Grades of drill assay and chip sample results
>5.00 g/t Au
3.00 g/t - 4.99 g/t Au
1.00 g/t - 2.99 g/t Au
Drill hole
5.0 m
N
A
A'
49990N
49980N
49970N
49960N
10370E
10360E

Figure 3: Plan View Section of 489 Stope – #1 Sublevel (257 m below surface)

Rock Types
HiTi basalt
(majority of the gold distribution)
Felsic instrusive
Ultramafic units
Grades of drill assay and chip sample results
>5.00 g/t Au
3.00 g/t - 4.99 g/t Au
1.00 g/t - 2.99 g/t Au
Drill hole
5.0 m
B
B’
N
10370E
10360E
49990N
49980N
49970N
49960N

Figure 4: Plan View Section of 489 Stope - #2 Sublevel (272 m below surface)

Rock Types
HiTi basalt (majority of the gold distribution)
Felsic instrusive
Ultramafic units
Grades of drill assay and chip sample results
>5.00 g/t Au
3.00 g/t - 4.99 g/t Au
1.00 g/t - 2.99 g/t Au
Drill hole
5.0 m
N
C
C'
10370E
10360E
49990N
49980N
49970N
49960N
Recent "Bazooka" drilling conducted in September 2015

Figure 5: Plan View Section of 489 Stope – #3 Sublevel (288 m below surface)

Rock Types
HiTi basalt
(majority of the gold distribution)
Felsic instrusive
Ultramafic units
Grades of drill assay and chip sample results
>5.00 g/t Au
3.00 g/t - 4.99 g/t Au
1.00 g/t - 2.99 g/t Au
Drill hole
5.0 m
N
D
D'
49990N
49980N
49970N
49960N
10360E
10370E
Scale 1:100

Figure 6: Plan View Section of 489 Stope – 305-metre level

Rock Types
HiTi basalt
(majority of the gold distribution)
Felsic instrusive
Ultramafic units
Grades of drill assay and chip sample results
>5.00 g/t Au
3.00 g/t - 4.99 g/t Au
1.00 g/t - 2.99 g/t Au
Drill hole
5.0 m
N
E
E'
10370E
10360E
49990N
49980N
49970N
49960N

Figure 7: 2012 SRK Model Grade Distribution – Long section looking east

50070 N
50060 N
50050 N
50040 N
50030 N
50020 N
5140 Elev
5130 Elev
5120 Elev
5110 Elev
5100 Elev
5090 Elev
5080 Elev
5070 Elev
5060 Elev
Legend
Rubicon - Au
0-1 gpt
1-2 gpt
2-4 gpt
4-6 gpt
6-8 gpt
>8 gpt
10 m